NOBLE INNOVATIONS, INC.

May 15, 2009

Ta Tanisha Meadows
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Noble Innovations, Inc.
Item 4.01 Form 8-K
Filed May 8, 2009
File No. 000-53433

Dear Ta Tanisha Meadows,

This correspondence is in response to your letter dated May 11, 2009 in reference to our filing of the Item 4.01 Form 8-K Filed May 8, 2009 on the behalf of Noble Innovations, Inc., File No. 000-53433.

Item 4.01 Form 8-K filed May 8, 2009

1.	We note that the date of the earliest event reported on the cover page is May 5, 2009; yet you disclose that M&K was engaged on April 30, 2009. Please revise or advise.

Answer: We have amended the 8-K to revise the date of the earliest event reported on the cover page from May 5, 2009 to April 30, 2009.

2.
It is unclear from your disclosure in the second paragraph whether Scharfman’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principal. Please clarify your disclosure throughout the paragraph to refer to Scharfman’s reports for each of the past two years.

Answer: We have revised the 8-K to clarify our disclosure to refer to Scharfman’s reports for each of the past two years.

3.
Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and the subsequent interim period from the end of the most recent fiscal year through the date of Scharfman’s resignation. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Answer:  We have revised the disclosure in our 8-K to include the two most recent fiscal years and subsequent interim period from the end of the most recent fiscal year through the date of Scharfman’s dismissal.

4.
Please revise your disclosure in the sixth paragraph regarding the period during which there was no consultation with your new independent accountant. This period should include the two most recent fiscal years and the subsequent interim period through the date of engagement of M&K. Refer to Item 304(a)(2) of Regulation S-K.

Answer: We have revised the disclosure in our 8-K to include the two most recent fiscal years and subsequent interim period from the date of engagement of M&K.

5.
We note that you did not file the letter from Scharfman referred to in the fourth paragraph as Exhibit 16. Please do so. Also, please note that you are required to file a letter from Scharfman stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed as an exhibit within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Answer: We requested the letter from Scharfman but the letter has not been received as of the date of this letter. Upon receipt of the letter we will file an amended 8-K with the letter attached as Exhibit 16.1.

 In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

      /s/ Jim Cole
Jim Cole, Chief Executive Officer
Noble Innovations

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group